CUSIP No. 61748W108	SCHEDULE 13D/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

MORGANS HOTEL GROUP CO.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

61748W108

(CUSIP Number)

Robert P. Bermingham

The Yucaipa Companies LLC

9130 W. Sunset Boulevard

Los Angeles, California 90069

(310) 789-7200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 24, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ronald W. Burkle

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,545 shares(1)

	8	Shared Voting Power 13,838,600 shares(2)

	9	Sole Dispositive Power 11,545 shares(1)

	10	Shared Dispositive Power 13,838,600 shares(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,850,145 shares(1) (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 32.2%(1) (2)

14.	Type of Reporting Person* IN

(1) Includes beneficial ownership of common stock of the issuer through vested restricted stock units for 11,545 shares of the issuer’s common stock.

(2) Includes beneficial ownership of common stock of the issuer through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 30,522,194 shares of the issuer’s common stock outstanding as of August 8, 2011 as reported on the issuer’s quarterly report on form 10-Q for the quarter ended June 30, 2011, as filed on August 9, 2011 and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

* See Instructions

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Management, LLC 30-0013506

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 13,838,600 shares(2)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 13,838,600 shares(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,838,600 shares(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 32.2%(2)

14.	Type of Reporting Person* OO

(2) Includes beneficial ownership of common stock of the issuer through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 30,522,194 shares of the issuer’s common stock outstanding as of August 8, 2011 as reported on the issuer’s quarterly report on form 10-Q for the quarter ended June 30, 2011, as filed on August 9, 2011 and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

* See Instructions

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Funds, LLC 30-0013485

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 13,838,600 shares(2)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 13,838,600 shares(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,838,600 shares(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 32.2%(2)

14.	Type of Reporting Person* OO

(2) Includes beneficial ownership of common stock of the issuer through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 30,522,194 shares of the issuer’s common stock outstanding as of August 8, 2011 as reported on the issuer’s quarterly report on form 10-Q for the quarter ended June 30, 2011, as filed on August 9, 2011 and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

* See Instructions

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance Fund II, LLC 26-2119718

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 13,838,600 shares(2)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 13,838,600 shares(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,838,600 shares(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 32.2%(2)

14.	Type of Reporting Person* OO

(2) Includes beneficial ownership of common stock of the issuer through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 30,522,194 shares of the issuer’s common stock outstanding as of August 8, 2011 as reported on the issuer’s quarterly report on form 10-Q for the quarter ended June 30, 2011, as filed on August 9, 2011 and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

* See Instructions

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance Fund II, L.P. 26-2119783

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,342,550 shares(3)

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 8,342,550 shares(3)

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,342,550 shares(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 21.9%(3)

14.	Type of Reporting Person* PN

(3) Includes beneficial ownership of common stock of the issuer through warrants to purchase 7,535,580 shares of the issuer’s common stock.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 30,522,194 shares of the issuer’s common stock outstanding as of August 8, 2011 as reported on the issuer’s quarterly report on form 10-Q for the quarter ended June 30, 2011, as filed on August 9, 2011 and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

* See Instructions

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance (Parallel) Fund II, L.P. 26-2119907

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,496,050 shares(4)

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 5,496,050 shares(4)

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,496,050 shares(4)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 15.2%(4)

14.	Type of Reporting Person* PN

(4) Includes beneficial ownership of common stock of the issuer through warrants to purchase 4,964,420 shares of the issuer’s common stock.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 30,522,194 shares of the issuer’s common stock outstanding as of August 8, 2011 as reported on the issuer’s quarterly report on form 10-Q for the quarter ended June 30, 2011, as filed on August 9, 2011 and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

* See Instructions

CUSIP No. 61748W108	SCHEDULE 13D/A

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 25, 2009, as subsequently amended by Amendment No. 1 (“Amendment No. 1”) to Schedule 13D filed with the SEC on April 26, 2010, as subsequently amended by Amendment No. 2 (“Amendment No. 2”) to Schedule 13D filed with the SEC on July 23, 2010, as subsequently amended by Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed with the SEC on March 23, 2011 (collectively, this “Schedule 13D”) by (i) Ronald W. Burkle, an individual, (ii) Yucaipa American Management, LLC, a Delaware limited liability company (“Yucaipa American”), (iii) Yucaipa American Funds, LLC, a Delaware limited liability company (“Yucaipa American Funds”), (iv) Yucaipa American Alliance Fund II, LLC, a Delaware limited liability company (“YAAF II LLC”), (v) Yucaipa American Alliance Fund II, L.P., a Delaware limited partnership (“YAAF II”), and (vi) Yucaipa American Alliance (Parallel) Fund II, L.P., a Delaware limited partnership (“YAAF II Parallel” and, together with YAAF II, the “Investors”; and the Investors, together with Mr. Burkle, Yucaipa American, Yucaipa American Funds, and YAAF II LLC, are referred to herein as the “Reporting Persons”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Morgans Hotel Group Co., a Delaware corporation (the “Company”).  The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 4) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of this Schedule 13D is hereby supplemented as follows:
The information set forth below in Item 5(c) is hereby incorporated by reference in response to this Item 3.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended to delete paragraphs (a)(i) and (a)(ii) in their entirety and replace them with the following:

(a)           (i)  YAAF II is the direct beneficial owner of 8,342,550 shares (3) of Common Stock, and YAAF II Parallel is the direct beneficial owner of 5,496,050 shares (4) of Common Stock based upon and subject to the Investor Warrants.  Mr. Burkle is the direct beneficial owner of 11,545 shares of Common Stock based upon vested restricted stock units.

(ii)  Based upon the 30,522,194 shares of Common Stock outstanding as of August 8, 2011,  as disclosed by the Company in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, as filed with the SEC on August 9, 2011, the number of shares of Common Stock directly beneficially owned by YAAF II, YAAF II Parallel and Mr. Burkle represents approximately 21.9% (3), 15.2% (4) and 0.0% of the Common Stock, respectively, and 32.2% of the Common Stock in the aggregate, in each case on a diluted basis.

Item 5 of this Schedule 13D is hereby amended to add the following paragraphs (a)(vi) and (b)(iv):

(a)           (vi)  Each of the reporting persons, other than Mr. Burkle, disclaims any ownership of the shares of Common Stock owned by Mr. Burkle, and the filing of this Statement shall not be construed as an admission that a Reporting Person, other than Mr. Burkle, is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of shares directly beneficially owned by Mr. Burkle.

(b)           (iv)  Mr. Burkle has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of the shares of Common Stock directly beneficially owned by him.

(3) Includes beneficial ownership of common stock of the issuer through warrants to purchase 7,535,580 shares of the issuer’s common stock.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 30,522,194 shares of the issuer’s common stock outstanding as of August 8, 2011 as reported on the issuer’s quarterly report on form 10-Q for the quarter ended June 30, 2011, as filed on August 9, 2011 and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

(4) Includes beneficial ownership of common stock of the issuer through warrants to purchase 4,964,420 shares of the issuer’s common stock.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 30,522,194 shares of the issuer’s common stock outstanding as of August 8, 2011 as reported on the issuer’s quarterly report on form 10-Q for the quarter ended June 30, 2011, as filed on August 9, 2011 and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

CUSIP No. 61748W108	SCHEDULE 13D/A

Item 5(c) of this Schedule 13D is hereby supplemented as follows:

(c)           The tables below set forth purchases of the shares of the Company’s Common Stock by the Reporting Persons during the last 60 days. All of such purchases were effected by YAAF II or YAAF II Parallel, as indicated, in broker transactions on the NASDAQ stock exchange.

Transactions Effected by YAAF II

		Approximate Price
		Per Share ($)
Date	Amount of Shares	(net of commissions)
August 24, 2011	286,352	$6.0705
August 25, 2011	338,800	$6.1226
August 26, 2011	181,818	$6.2382

Transactions Effected by YAAF II Parallel

		Approximate Price
		Per Share ($)
Date	Amount of Shares	(net of commissions)
August 24, 2011	188,648	$6.0705
August 25, 2011	223,200	$6.1226
August 26, 2011	119,782	$6.2382

CUSIP No. 61748W108	SCHEDULE 13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 29, 2011

RONALD W. BURKLE

By:	/s/ Ronald W. Burkle

YUCAIPA AMERICAN MANAGEMENT, LLC

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN FUNDS, LLC

By: Yucaipa American Management, LLC
Its: Managing Member

	By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE FUND II, LLC

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

		By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

CUSIP No. 61748W108	SCHEDULE 13D/A

YUCAIPA AMERICAN ALLIANCE FUND II, L.P.

By: Yucaipa American Alliance Fund II, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II, L.P.

By: Yucaipa American Alliance Fund II, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member